Exhibit 99.1

Sequans Communications Announces First Quarter 2015 Financial Results

PARIS--(BUSINESS WIRE)--April 23, 2015--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights:

Revenue: Revenue of $4.8 million decreased 27% compared to the fourth quarter of 2014, reflecting lower product sales due to seasonal weakness. Revenue increased 7% compared to the first quarter of 2014 due to an increase in revenues from the LTE markets, primarily from new design wins in the United States.

Gross margin: Gross margin was 40.0% compared to gross margin of 6.1% in the fourth quarter of 2014, and 39.5% in the first quarter of 2014. Non-IFRS gross margin was 40.0% compared to gross margin of 34.7% in the fourth quarter of 2014 (due to a more favorable revenue mix), and compared to 39.5% in the first quarter of 2014.

Operating loss: Operating loss was $8.2 million compared to an operating loss of $9.2 million in the fourth quarter of 2014 and an operating loss of $8.3 million in the first quarter of 2014.

Net loss: Net loss was $8.0 million, or ($0.14) per diluted share/ADS, compared to a net loss of $9.0 million, or ($0.15) per diluted share/ADS in the fourth quarter of 2014 and a net loss of $8.3 million, or ($0.14) per diluted share/ADS in the first quarter of 2014.

Non-IFRS Net loss: Excluding stock-based compensation and, in the fourth quarter of 2014 the non-cash provision for slow-moving WiMAX inventory, non-IFRS net loss was $7.8 million, or ($0.13) per diluted share/ADS, compared to a non-IFRS net loss of $7.0 million, or ($0.12) per diluted share/ADS in the fourth quarter of 2014, and a non-IFRS net loss of $7.9 million, or ($0.13) per diluted share/ADS, in the first quarter of 2014.

Cash and cash equivalents: Cash position of $7.7 million at March 31, 2015 does not reflect the proceeds from a $12 million convertible note sold to a single institutional investor on April 15, 2015.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2015	%*	Q4 2014	%*	Q1 2014	%*
Revenue	$4.8		$6.6		$4.5
Gross profit	1.9	40.0%	0.4	6.1%	1.8	39.5%
Operating loss	(8.2)	(170.0%)	(9.2)	(139.2%)	(8.3)	(183.6%)
Net loss	(8.0)	(167.4%)	(9.0)	(137.6%)	(8.3)	(183.3%)
Diluted EPS	($0.14)		($0.15)		($0.14)
Weighted average number of diluted shares/ADS	59,144,741		59,144,741		59,136,031
Cash flow used in operations	(3.6)		(5.7)		(8.4)
Cash, cash equivalents and short-term investments at quarter-end	7.7		12.5		27.9

Additional information:
Non-recurring expenses : WiMAX inventory provision	-		1,875		-
Stock-based compensation included in operating result	0.2		0.2		0.4
Non-IFRS diluted EPS (excludes stock-based compensation, non-cash inventory provision)	($0.13)		($0.12)		($0.13)
* Percentage of revenue

“We have been the first-to-market with LTE CAT1 and the immediate response to our Calliope solution has been gratifying, with us quickly establishing our leadership in IoT,” said Georges Karam, Sequans CEO. “In addition, we finalized an important strategic partnership with TCL Communication and we have strengthened our balance sheet. We secured additional design wins for the U.S. market and are looking forward to a significant ramp in revenue during the second quarter.”

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2015 to be in the range of $7 to $9 million, with non-IFRS gross margin of at least 35%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.10) and ($0.12) for the second quarter of 2015, based on approximately 59.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2015 today, April 23, 2015, at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1093 (or +1 612-288-0340 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until May 23, 2015, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 357062.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and, in the fourth quarter of 2014, the non-cash provision for slow-moving WiMAX inventory. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31,	Dec 31,	March 31,
	2015	2014	2014

Revenue :
Product revenue	$3,988	$5,759	4,100
Other revenue	820	813	404
Total revenue	4,808	6,572	4,504
Cost of revenue
Cost of product revenue	2,762	6,036	2,643
Cost of other revenue	124	133	82
Total cost of revenue	2,886	6,169	2,725
Gross profit	1,922	403	1,779
Operating expenses :
Research and development	6,893	6,595	6,918
Sales and marketing	1,722	1,255	1,179
General and administrative	1,483	1,704	1,953

Total operating expenses	10,098	9,554	10,050
Operating loss	(8,176)	(9,151)	(8,271)
Financial income (expense):
Interest income (expense), net	(34)	(23)	11
Foreign exchange gain	226	164	44
Loss before income taxes	(7,984)	(9,010)	(8,216)
Income tax expense	64	34	42
Loss	$(8,048)	$(9,044)	$(8,258)
Attributable to :
Shareholders of the parent	(8,048)	(9,044)	(8,258)
Minority interests	-	-	-
Basic loss per share	($0.14)	($0.15)	($0.14)
Diluted loss per share	($0.14)	($0.15)	($0.14)
Weighted average number of shares used for computing:
— Basic	59,144,741	59,144,741	59,136,031
— Diluted	59,144,741	59,144,741	59,136,031

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2015	2014

ASSETS
Non-current assets
Property, plant and equipment	$8,266	$8,743
Intangible assets	3,151	3,440
Deposits and other receivables	298	320
Available for sale assets	472	597
Total non-current assets	12,187	13,100
Current assets
Inventories	9,246	9,199
Trade receivables	5,226	7,749
Prepaid expenses and other receivables	2,440	2,988
Recoverable value added tax	310	447
Research tax credit receivable	3,552	3,443
Deposit	-	160
Cash and cash equivalents	7,731	12,329
Total current assets	28,505	36,315
Total assets	$40,692	$49,415

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,144,741 shares authorized, issued and outstanding at March 31, 2015 ( 59,144,741 at December 31, 2014)	$1,568	$1,568
Share premium	165,507	165,507
Other capital reserves	16,236	15,997
Accumulated deficit	(165,411)	(157,363)
Other components of equity	(636)	(594)
Total equity	17,264	25,115
Non-current liabilities
Government grant advances and loans	3,378	4,013
Finance lease obligations	-	9
Provisions	1,276	1,228
Deferred tax liabilities	2	2
Total non-current liabilities	4,656	5,252
Current liabilities
Trade payables	10,512	11,231
Interest-bearing receivables financing	1,498	2,133
Government grant advances	631	603
Finance lease obligations	135	202
Other current liabilities	5,447	4,017
Deferred revenue	304	314
Provisions	245	548
Total current liabilities	18,772	19,048
Total equity and liabilities	$40,692	$49,415

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(in thousands of US$)	2015	2014

Operating activities
Loss before income taxes	$(7,984)	$(8,216)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	896	691
Amortization and impairment of intangible assets	436	461
Share-based payment expense	239	395
Increase (decrease) in provisions	(255)	(324)
Financial expense (income)	34	(11)
Foreign exchange loss (gain)	(409)	-
Loss (Gain) on disposal of property, plant and equipment	-	(3)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	2,950	992
Decrease (Increase) in inventories	(47)	969
Decrease (Increase) in research tax credit receivable	(109)	(977)
Increase (Decrease) in trade payables and other liabilities	618	(2,250)
Increase (Decrease) in deferred revenue	(10)	(5)
Increase (Decrease) in government grant advances	59	47
Income tax paid	(13)	(124)
Net cash flow used in operating activities	(3,595)	(8,355)

Investing activities
Purchase of intangible assets and property, plant and equipment	(585)	(861)
Sale (purchase) of financial assets	147	(103)
Sale of short-term investments	160	-
Interest received	10	50
Net cash flow used in investments activities	(268)	(914)

Financing activities
Public equity offering, net of costs	-	(36)
Proceeds from issue of warrants and exercise of stock options/warrants	-	20
Proceeds from Interest-bearing receivables financing	(635)	-
Repayment of borrowings and finance lease liabilities	(59)	(64)
Interest paid	(36)	(38)
Net cash flows from financing activities	(730)	(118)

Net increase (decrease) in cash and cash equivalents	(4,594)	(9,387)
Net foreign exchange difference	(4)	-
Cash and cash equivalent at January 1	12,329	37,244
Cash and cash equivalents at end of the period	$7,731	$27,857

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31,	Dec 31,	March 31,
	2015	2014	2014
Net IFRS loss as reported	$(8,048)	$(9,044)	$(8,258)
Add back
Non-recurring expenses : WiMAX inventory provision (1)	-	1,875	-
Stock-based compensation expense according to IFRS 2 (2)	238	217	395
Non-IFRS loss adjusted	$(7,810)	$(6,952)	$(7,863)

IFRS basic loss per share as reported	($0.14)	($0.15)	($0.14)
Add back
Non-recurring expenses : WiMAX inventory provision	-	$0.03	-
Stock-based compensation expense according to IFRS 2	$0.01	$0.00	$0.01
Non-IFRS basic loss per share	($0.13)	($0.12)	($0.13)
IFRS diluted loss per share	($0.14)	($0.15)	($0.14)
Add back
Non-recurring expenses : WiMAX inventory provision	-	$0.03	-
Stock-based compensation expense according to IFRS 2	$0.01	$0.00	$0.01
Non-IFRS diluted loss per share	($0.13)	($0.12)	($0.13)

(1) All included in cost of goods sold in the IFRS loss
(2) Included in the IFRS loss as follows:
Cost of product revenue	$6	$9	$15
Research and development	101	110	158
Sales and marketing	40	(18)	68
General and administrative	91	116	154

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com